Exhibit 99.2

Auditors’ Report and Consolidated Financial Statements of

CREW GOLD CORPORATION

June 30, 2006 and 2005

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada
Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Directors of
Crew Gold Corporation

We have audited the consolidated balance sheets of Crew Gold Corporation as at June 30, 2006 and 2005 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
October 4, 2006 (except for Note 23 which is at August 15, 2007)

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated October 4, 2006 (except for Note 23 which is at July 20, 2007) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 23 (g) to the consolidated financial statements. Our report to the directors, dated October 4, 2006 (except for Note 23 which is at August 15, 2007) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants Vancouver, British Columbia October 4, 2006 (except for Note 23 which is at August 15, 2007)	Member of
Deloitte Touche Tohmatsu

CREW GOLD CORPORATION
Consolidated Balance Sheets
As at June 30
(Expressed in thousands of United States dollars)

	2006	2005
ASSETS

CURRENT
Cash	$82,482	$36,722
Restricted cash	7,271	1,077
Accounts receivable	4,699	3,147
Prepaid expenses and deposits	1,999	1,085
Inventories and stockpiled ore (Note 4)	25,008	6,043
Investment in Barberton Mines Limited (Note 5)	5,242	6,632
Investment in Golden Star Resources Limited (Note 6)	2,681	—
	129,382	54,706
MINING INTERESTS (Note 7 (a))	551,605	39,420
PROPERTY, PLANT AND EQUIPMENT (Note 7 (b))	107,877	15,966
OTHER MINERAL PROPERTY INTERESTS (Note 8)	2,330	3,456
OTHER ASSETS (Note 20)	13,474	2,196
	$804,668	$115,744

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$42,825	$11,899
Short-term portion of convertible bonds (Note 10 (b))	2,933	—
	45,758	11,899
RECLAMATION AND CLOSURE COST OBLIGATIONS (Note 9)	1,717	570
CONVERTIBLE BONDS (Note 10 (a))	194,567	3,113
OTHER LONG-TERM DEBT (Note 11)	125,993	22,868
CAPITAL LEASE OBLIGATION	—	343
FUTURE INCOME TAXES (Note 12)	134,648	2,717
NON-CONTROLLING INTERESTS	35	940
	502,718	42,450

SHAREHOLDERS’ EQUITY

Share capital (Note 13)	400,057	152,077
Equity component of convertible bonds (Notes 10 (a) and 10 (b))	15,676	76
Contributed surplus	2,302	548
Cumulative translation adjustment (Note 14)	581	1,663
Deficit	(116,666)	(81,070)
	301,950	73,294
	$804,668	$115,744

CONTINUING OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Notes 15 and 16)
SUBSEQUENT EVENTS (Note 22)

ON BEHALF OF THE BOARD:

Simon J. Russell, Director	Jan A. Vestrum, Director

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION
Consolidated Statements of Loss and Deficit
For the years ended June 30,
(Expressed in thousands of United States dollars, except per share amounts)

	2006	2005	2004

MINERAL SALES	$37,953	$20,366	$—
DIRECT COSTS OF MINERAL SALES	(28,050)	(21,220)	—
DEPLETION AND DEPRECIATION	(9,762)	(5,632)	—
	141	(6,486)	—

EXPENSES
Administration, office and general	(14,677)	(6,629)	(4,929)
Professional fees	(1,437)	(847)	(705)
Stock compensation expense	(1,805)	(326)	(308)
	(17,919)	(7,802)	(5,942)

OTHER INCOME (EXPENSES)
Equity earnings/(loss) from investment in Barberton Mines Limited (Note 5)	831	(221)	2,068
Gain on disposals of investments (Notes 6, 3 (b) and 8 (e))	3,452	9,940	1,766
Gain on non-hedge derivatives	214	—	—
Interest - convertible bonds and other long-term loans	(8,993)	(3,266)	(1,181)
Other finance charges - convertible bonds and other long-term loans	(2,945)	(910)	(590)
Foreign exchange (loss) gain	(12,859)	(1,886)	313
Interest and other income (expenses)	708	(202)	635
	(19,592)	3,455	3,011
LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(37,370)	(10,833)	(2,931)
RECOVERY OF/(PROVISION FOR) INCOME TAXES (Note 12)	834	(48)	—
LOSS BEFORE NON-CONTROLLING INTERESTS	(36,536)	(10,881)	(2,931)
NON-CONTROLLING INTERESTS	940	1,916	72
NET LOSS	(35,596)	(8,965)	(2,859)
DEFICIT, BEGINNING OF YEAR	(81,070)	(72,105)	(69,246)
DEFICIT, END OF YEAR	$(116,666)	$(81,070)	$(72,105)
LOSS PER SHARE - BASIC AND DILUTED	$(0.13)	$(0.05)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	281,543,480	167,424,369	143,324,571

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION
Consolidated Statements of Cash Flows
For the years ended June 30,
(Expressed in thousands of United States dollars)

	2006	2005	2004

OPERATING ACTIVITIES
Net loss	$(35,596)	$(8,965)	$(2,859)
Add (deduct) items not affecting cash:
Depletion and depreciation	9,762	5,651	67
Amortization of financing costs	1,215	813	441
Equity (loss) earnings from investment in Barberton Mines Limited (Note 5)	(831)	221	(2,068)
Gain on disposal of Seqi Olivine I/S (Note 8 (e))	—	(9,686)	—
Gain on disposal of investment in Guinor Gold Corporation (Note 3 (b))	(519)	—	—
Gain on disposals of other investments (Note 6)	(2,933)	(254)	(1,766)
Unrealized foreign exchange loss/(gain) on long-term debt	13,230	(356)	—
Stock option expense (Note 13 (g))	1,805	326	308
Other	—	802	—
Non-controlling interest	(940)	(1,916)	(72)
Change in non-cash operating working capital items (Note 15 (a))	(14,740)	(1,943)	1,907
	(29,547)	(15,307)	(4,042)

FINANCING ACTIVITIES
Net proceeds on other long-term debt	97,442	23,380	—
Net proceeds on convertible bonds	186,780	—	16,659
Net issuance of common shares for cash	232,674	22,306	2,104
Repayments of amount due from Metorex Limited	—	422	76
Issuance of share purchase warrants	—	—	78
Capital lease payments	(343)	343	—
	516,553	46,451	18,917

INVESTING ACTIVITIES
Proceeds on disposal of investment in Golden Star Resources (Note 6)	2,946	—	—
Proceeds on disposal of investment in Guinor Gold Corporation (Note 3 (b))	2,552	—	—
Proceeds on disposal of investment in Metorex Limited	—	2,139	1,326
Proceeds on disposal of investment in Asia Pacific Resources Limited	—	66	1,846
Proceeds on disposal of Seqi Olivine I/S (Note 8 (e))		10,000	—
Proceeds on disposal of geothermal asset (Note 6 (f))	—	—	173
Acquisition of Apex Mining Company, net of cash acquired (Note 3 (a))	(6,570)	—	—
Acquisition of Guinor Gold Corporation, net of cash acquired (Note 3 (b))	(346,624)	—	—
Expenditures on Nalunaq mineral property, plant and equipment	(5,050)	(7,117)	(20,343)
Expenditures on Lefa mineral property, plant and equipment	(71,492)	—	—
Expenditures on Masara mineral property, plant and equipment	(13,217)	—	—
(Increase)/decrease in restricted cash	(6,194)	4	(1,093)
Expenditures on other mineral property interests	(1,561)	(312)	(742)
Dividends received	1,212	389	40
Other	264	(655)	(154)
	(443,734)	4,514	(18,947)
EFFECT OF FOREIGN EXCHANGE TRANSLATION ON CASH AND CASH EQUIVALENTS	2,488	163	—
NET CASH INFLOW (OUTFLOW)	45,760	35,821	(4,072)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,722	901	4,973
CASH AND CASH EQUIVALENTS, END OF YEAR	$82,482	$36,722	$901

SUPPLEMENTAL CASH FLOW INFORMATION (Note 17)

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION
Notes to the Consolidated Financial Statements
Years ended June 30, 2006 and 2005
(Expressed in United States dollars unless otherwise noted; all tabular amounts expressed in thousands, except per share amounts)

1.                                      CONTINUING OPERATIONS

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide. Crew has a gold mining operation in Greenland and an associated interest in a South African gold mining operation. During the year ended June 30, 2006, Crew acquired further gold mining operations in Guinea and the Philippines. The Company also controls development projects in Greenland, Norway and the Philippines. The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

These financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations. During the year ended June 30, 2006, the Company incurred a net loss of $35,596,000 (years ended June 30, 2005 and 2004 - $8,965,000 and $2,859,000, respectively) and at June 30, 2006 has net working capital of $75,701,000 (June 30, 2005 - $36,175,000). At August 31, 2006, the Company had cash of $39,599,000.

The Company has capital commitments with respect to the Lefa project in Guinea amounting to $41.1 million as at June 30, 2006 which will complete the development of its Lefa processing plant. In addition, the Company could incur an additional $47.5 million to $57.5 million in capital costs to complete the development of both phases of the Masara processing plants in the Philippines. It is the Company’s belief that completion of both phases of Masara will lead to the highest return from the project.

The Company’s ability to complete the full development and commercialization of its Lefa and Masara mines is dependent on the Company receiving additional equity or debt contributions from shareholders or third parties during the year ending June 30, 2007. Ultimately, the Company’s ability to continue as a going concern is dependent on the Company achieving profitable commercial operation on its mines and other mineral properties and/or the receipt of additional equity contributions from shareholders or third parties. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used and the reported amount of revenues and expenses.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) using the following significant accounting policies:

(a)                               Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and / or residual returns.

The principal subsidiaries and investees of the Company as at June 30, 2006 which have been consolidated are as follows:

Subsidiary and investee	% interest
Societe Miniere de Dinguiraye (Guinea) (“Lefa”)	100%
Apex Mining Company Limited (Philippines) (“Apex”)	72.9%
Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)	82.5%
Crew Minerals AS (Norway)	100%
Guinor Gold Corporation (Canada)	100%
Crew Minerals Philippines Incorporated	100%
Nanortalik I/S (Greenland)	78.3%

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) is recorded using the equity method.

All intercompany transactions and balances have been eliminated.

(b)                               Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated recoverable tonnes of ore from each mining property, the estimated net realizable value of inventories, the accounting for stock based compensation, the provision for income taxes and composition of future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)                                Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

(d)                               Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings.

For operations considered self-sustaining, foreign currency assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

(e)                                Cash

Cash represents cash on hand.

(f)                                   Inventories

Work-in-process inventories, stockpiled ore and ore in transit are stated at the lower of production cost (which includes the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion) and net realizable value. Stockpiled ore includes ore on heap leach pads at the Company’s Guinea operations.

Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Materials and consumable supplies are recorded at the lower of average cost and replacement cost.

(g)                               Investments

Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company’s share of the company’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable. Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value. Investments which are capable of reasonably prompt liquidation, and which the Company intends to dispose of, are classified as short-term investments and recorded at the lower of cost and market value.

(h)          Mining interests and property, plant and equipment

Mining interests represent capitalized expenditures related to the acquisition, exploration and development of mining properties. Capitalized costs are depreciated and depleted using a unit of production method over the estimated economic life of the mine to which they relate. Items of buildings, plant and equipment are recorded at cost and are depreciated on a straight-line or diminishing balance basis over their estimated useful lives as follows:

Buildings	straight line basis over periods from 3-20 years
Plant and equipment	straight line basis over periods from 3-20 years
Vehicles	straight line basis over 5 years
Office equipment, furniture and fixtures	diminishing balance basis at annual rates of between 20% and 30%

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The carrying value of exploration stage mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

(i)                                  Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that Crew’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

(j)                                   Convertible bonds

The convertible bonds issued during the years ending June 30, 2006 and 2004 have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders’ option to convert the principal amount into common shares, is classified in shareholders’ equity as “Equity component of convertible bonds”.

These components have been measured at their relative fair values on the date the bonds were issued. The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liabilities. Over the term of the debt obligation, the debt component is accreted on a straight line basis to the face value of the instrument by recording an additional accretion expense.

(k)                               Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Upon business acquisitions, the liability method may result in future income tax assets and liabilities being recorded to reflect the difference between the fair value recorded and the tax value of net assets acquired.

Future income tax assets also result from unused loss and credit carryforwards. The carrying amount of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the amount that is more likely than not to be realized.

The determination of the provision for income taxes requires significant judgement, the use of estimates, and the interpretation and application of complex tax laws. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company believes that it has appropriate support for all the positions taken on its tax returns. Although management believes that the Company’s recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore the assessments involve both a series of complex judgements about future events and rely on estimates and assumptions. Although management believes that these estimates and assumptions are reasonable, the final determination could be different than that which is reflected in the provision for income taxes and recorded assets and liabilities.

(l)                                  Stock-based compensation

The Company uses the fair value method for accounting for all stock-based awards or grants to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using on option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

(m)                             Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the treasury stock method for outstanding stock options and warrants and the “if-converted” method for outstanding convertible bonds. Under the treasury stock method, common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, and are excluded from the computation if their effect is anti-dilutive. Under the “if-converted” method, the cost of convertible debt instruments is added to the numerator in the calculation, the debt is assumed to have been converted at the beginning of the period and the resulting increase in common shares is added to the denominator.

(n)                               Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, the investments in Barberton Mines Limited and Golden Star Resources Limited, accounts payable, convertible bonds and other long-term debt. The fair value of the cash and cash equivalents, accounts receivable and accounts payable approximates their carrying values due to primarily their immediate or short-term maturity.

The fair value of the investments in Barberton Mines Limited and Golden Star Resources Limited are described in Notes 5 and 6 respectively. The fair values of the convertible bonds and other long term debt are described in Notes 10 and 11, respectively.

3.                                      BUSINESS COMBINATIONS

(a)                               Apex Mining Company

On August 24, 2005, the Company signed a Definitive Agreement to purchase 72.87% of the common shares in Apex Mining Company (“Apex”). The transaction was concluded on December 15, 2005 by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corporation (“Mapula”) against payment, subject to certain conditions, of US$6.56 million. The Definitive Agreement triggered a mandatory bid of US$2.6 million on behalf of Crew and Mapula for the remaining 27.13% shares in Apex Mining Company. None of the remaining shareholders accepted the mandatory bid.

This business combination has been accounted using the purchase method, with Crew being identified as the acquirer and Apex as the acquiree. These consolidated financial statements include 72.87% of Apex’s operating results for the period from December 15, 2005.

The estimated fair value of the net assets of Apex acquired is summarized in the following table:

Purchase price
Cash consideration	$6,560
Acquisition costs	14
$6,574

Net assets acquired
Cash and cash equivalents	$4
Other non-cash operating working capital	26
Mining interests	9,139
Plant and equipment	2,000
Future income tax liability (1)	(3,045)
Other liabilities	(1,550)
$6,574

(1)          representing the estimated future taxes on the difference between the book value and tax value of the assets acquired

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

(b)                               Guinor Gold Corporation

On October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company would offer to purchase 100% of Guinor’s common shares (“the Offer”), at a price of C$1.50 per common share valued at approximately C$389 million (US$331.2 million).

The purchase was financed by the raising of approximately US$340 million, provided by the issue of 6% Convertible Bonds of US$194 million and new equity of US$146 million. On closure of the tender process on December 14, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) pursuant to the Offer. The consideration paid was US$320.2 million. Crew acquired a sufficient number of Guinor common shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor common shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon). The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006. The process was completed on March 3, 2006 with the Company securing 100% of Guinor’s share capital for an additional cash consideration of US$18.1 million.

The Company incurred total costs of US$17.1 million in respect of raising the financing of US$340 million and the subsequent acquisition of Guinor. Of these, US$7.9 million have been treated as deferred financing costs resulting from the issue of the 6% Convertible Bonds of US$194 million (included within “Other assets”), US$5.9 million have been treated as issue costs of the new equity of US$146 million and US$3.3 million has been included as an acquisition cost of Guinor.

On the date of initial acquisition by Crew, Guinor had an 85% interest in its subsidiary, Societe Miniere de Dinguiraye (“SMD”). SMD is the Guinor subsidiary which owns the mineral property and related net assets. Crew completed the purchase of the remaining 15% of SMD on June 30, 2006 through cash payment of US$15 million and the issue of 7,836,908 common shares at an aggregate fair value of US$15 million to the Government of Guinea.

This business combination has been accounted for as a purchase transaction, with Crew being identified as the acquirer. These consolidated financial statements include 94% of Guinor’s operating results for the period from December 14, 2005 to March 3, 2006, and 100% of the results of Guinor thereafter.

The estimated fair value of the net assets of Guinor acquired as a result of the acquisitions is summarized in the following table:

Purchase price
Cash consideration	$353,277
Share issuance	15,002
Acquisition costs	3,313
$371,592

Net assets acquired
Cash and cash equivalents	$9,966
Other non-cash operating working capital	5,801
Other long-term assets	1,500
Mineral property	436,744
Plant and equipment	35,558
Future exploration potential	38,400
Future income tax liability (1)	(129,735)
Other liabilities	(25,591)
Reclamation and closure cost obligation	(1,051)
$371,592

(1)          representing the estimated future taxes on the difference between the book value and tax value of the assets acquired

The preliminary determination of the fair value of the Guinor assets and liabilities acquired is based upon management’s best estimate at the date of these financial statements. The Company has not yet completed its assessment of the fair value of the assets acquired including obtaining independent valuations for certain assets and it expects to complete the process and finalize its estimates prior to December 31, 2006. Any changes to the preliminary allocation of fair value of the Guinor net assets acquired will be recorded in the period they are determined.

In September 2005, the Company sold 2.35 million common shares in Guinor Gold Corporation to unrelated third parties for aggregate proceeds of $2,552,000, resulting in a gain on sale of $519,000, before income taxes.

4.                                      INVENTORIES

Inventories as at June 30, 2006 are as follows:

	2006	2005
Stockpiled ore	$19,457	$3,732
Materials and consumable supplies	5,551	2,311
	$25,008	$6,043

5.                                      INVESTMENT IN BARBERTON MINES LIMITED

The Company holds a 20% equity interest in Barberton Mines Limited (“Barberton”), a producing mineral resource company listed on the London Stock Exchange with mining interests in South Africa. The following table shows the continuity of the equity investment in Barberton for the two years ended June 30, 2006:

Balance, June 30, 2004	$7,144
Equity loss from investment in Barberton	(221)
Dividend declared	(389)
Translation adjustment	98
Balance, June 30, 2005	6,632
Equity earnings from investment in Barberton	831
Dividend declared	(1,212)
Translation adjustment	(1,009)
Balance, June 30, 2006	$5,242

Subsequent to June 30, 2006, the Company disposed of its interest in Barberton Mines Limited to Metorex Limited, a South African listed company. The total consideration received for the Company’s interest was Rand 84,000,000 paid in an equivalent number of Metorex Limited shares (“Metorex”). As a result, Metorex issued 7,460,036 common shares to Crew which constitutes approximately 3% of the outstanding common shares of Metorex and consequently this interest will be recorded as a marketable security. As a result of this transaction, the company anticipates recording a gain of approximately US$7 million, before tax, in the three months ended September 30, 2006.

6.                                     INVESTMENT IN GOLDEN STAR RESOURCES LIMITED

On August 23, 2005, the Company received notice from St Jude Resources Ltd (“St Jude”) indicating St. Jude’s desire to increase its interest in the Hwini-Butre Gold Concession (“Hwini-Butre”) (see Note 8 (a)) to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995. As a result, the Company sold its remaining interest to St Jude with immediate effect.

The total consideration received was $5 million paid in an equivalent number of St Jude shares, resulting in the issue of 2,995,000 St Jude common shares to Crew. These shares represented a 7.1% interest in St Jude.

These shares were subject to a four month statutory hold period, after which time one third of these shares were subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain of $2.3 million, before income taxes, in the year ended June 30, 2006.

Golden Star Resources Limited (“Golden Star”) acquired the entire share capital of St Jude on December 21, 2005. Each St Jude share was exchanged for 0.72 of a Golden Star share. As a consequence of this transaction, the Company received 2,156,400 shares in Golden Star. During the quarter ended March 31, 2006, the company sold 1,000,000 of these shares for $2.9 million and recorded a gain of $0.6 million. The remaining 1,156,400 shares had a market value of approximately $3.37 million on June 30, 2006.

7.                                      MINING INTERESTS, PROPERTY, PLANT AND EQUIPMENT

(a)                               Mining interests

	June 30, 2006
	Cost	Accumulated depletion	Net book value
Lefa
- Producing property	$465,602	$2,782	$462,820
- Future Exploration potential	38,400	—	38,400
Masara
- Property in development	12,662	—	12,662
Nalunaq
- Producing property	43,746	6,023	37,723
	$560,410	$8,805	$551,605

	June 30, 2005
	Cost	Accumulated depletion	Net book value
Lefa
- Producing property	$—	$—	$—
- Future Exploration potential	—	—	—
Masara
- Property in development	—	—	—
Nalunaq
- Producing property	42,234	2,814	39,420
	$42,234	$2,814	$39,420

(b)                               Property, plant and equipment

	June 30, 2006
	Cost	Accumulated depreciation	Net book value
Lefa
- Plant under construction	$80,847	$—	$80,847
Masara
- Plant under construction	11,704	54	11,650
Nalunaq
- Producing equipment	21,914	6,534	15,380
	$114,465	$6,588	$107,877

	June 30, 2005
	Cost	Accumulated depreciation	Net book value
Lefa
- Plant under construction	$—	$—	$—
Masara
- Plant under construction	—	—	—
Nalunaq
- Producing equipment	18,784	2,818	15,966
	$18,784	$2,818	$15,966

The Company operates the Lefa Project through ownership of its subsidiary Société Miniére de Dinguiraye (“SMD”). SMD holds a mining lease covering an area of 1,500 square kilometres located in the north-eastern administrative region of Siguiri in the Republic of Guinea, West Africa. The lease expires in 2019 and is renewable for an additional five years. The Company’s operations in Guinea are governed by the Convention de Base agreement with the Government of Guinea.

The Company’s principal gold asset in the Philippines is the Masara Gold Mine (“Masara”) in the south of Mindanao Island. The Company acquired its interest in Masara through its acquisition of Apex Mining Company.

Nalunaq Gold Mine (“Nalunaq”) is located in the Kirkespiralden valley in Southern Greenland. As a condition for obtaining the mining license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 16 (a)). During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $652,000 (DKK4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three-year monitoring program.

This security deposit was increased to $1,093,000 (DKK6.58 million) during the year ended June 30, 2004, increased to $1,077,000 (DKK6.65 million) during the year ended June 30, 2005 and further increased to $1,120,000 (DKK6.80m) during the year ended June 30, 2006. The amount of the deposit was based on an estimate of closure costs prepared by Greenland’s Bureau of Minerals and Petroleum (“BMP”) as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

In February 2006, the Company received notice from the party to whom it sells substantially all the ore produced from its Nalunaq mine that it would be unable to continue to purchase the ore effective September 30, 2006. The Company subsequently agreed, through discussion with the processing counterparty, to extend the arrangement to November 30, 2006. The Company is negotiating alternative means by which to process and sell its ore including the potential purchase of a processing plant and / or selling the ore to other counterparties. The Company believes it will be successful in obtaining alternative means to process and sell its ore.

8.                         OTHER MINERAL PROPERTY INTERESTS

The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details of these at June 30, 2006 and 2005 are as follows:

	2006	2005

Other mineral property interests, beginning of year	$3,456	$3,309
Expenditures incurred during the year	1,569	312
Interest disposed of during the year	(2,695)	(165)
Other mineral property interests, end of year	$2,330	$3,456

Consisting of:

	2006	2005

Hwini-Butre Gold Project (Ghana) (a)	$—	$2,381
Nanortalik IS (Greenland) (b)	1,109	1,019
Mindoro Nickel Project (Philippines) (c)	363	47
Hurdal Project (Norway) (d)	437	—
Daguma Coal Project (f)	150	9
Tandic Gold Prospect (g)	100	—
Other Projects	171	—
Other mineral property interests, end of year	$2,330	$3,456

(a)                 Hwini-Butre Gold Project

Through a wholly-owned subsidiary, the Company owned 51% of the Hwini-Butre gold concession located in Ghana, Africa. The Company disposed of its shareholding in this subsidiary during the year ended June 30, 2006 (Note 6).

(b)                 Nanortalik I/S

At June 30, 2006, the Company had a 78.28% interest in Nanortalik I/S, which has been consolidated with the accounts of the Company. The balance of the 21.72% interest is held by NunaMinerals A/S.

It is expected that the Company will fund all of the remaining exploration commitment for the current program, resulting in a further increase in its joint venture interest. Should the interest of NunaMinerals be reduced below 10% due to continued dilution, NunaMinerals would have the option of converting its non-controlling interest into a net royalty smelter agreement (“NRS”). The NRS percentage would be determined based on a sliding scale as defined in the original agreement.

(c)                  Mindoro Nickel Project

In 1997, an Exploration Permit (“EP”) for the Mindoro concession was granted to Aglubang Mining Corp, a fully owned subsidiary of Crew (the “Group”). In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement (“MPSA”), which secured for the Group the exclusive right to develop the property into a mine for a period of 25 years. According to this agreement the Group was granted a five-year period to complete a Bankable Feasibility Study (“BFS”) and an Environmental Impact Assessment (“EIA”). The MPSA covered the area where the Group had defined a measured and indicated resource.

In July 2001 the MPSA was cancelled unexpectedly by the Department of Environment and Natural Resources in the Philippines. As a consequence of the cancellation the Company recorded impairment provisions against the full carrying value of its investment in the project totalling $26.4 million. On March 24, 2004 the Company announced that its Philippine subsidiary Aglubang Mining Corp had received notification that the cancellation of its MPSA had been revoked and set aside, which effectively reinstated fully the MPSA and title to the property.

As at June 30, 2006 the carrying value of the project in the financial statements was $363,000 (2005 - $47,000). No adjustments have been made in the financial statements to re-instate the project at its original carrying value. Management believes that the costs incurred to date on the project are of significant worth to the Company and will be of ongoing benefit as work continues on the project.

A work plan for the further progress of this project through feasibility stage is being prepared, aiming at a preparation of the pre-feasibility study by 2007 and a full (definitive) Feasibility Study before end 2009, with scoping data for the successive stages.

(d)                 Hurdal Molybdenum Project

The Hurdal project is directed to investigate the possibility of a higher grade lens along the northern margin of the identified centre. The Company has conducted a grassroots exploration campaign during the year ended June 30, 2006 and the results have been sufficiently encouraging to continue activities and is undertaking additional exploration and target definition programs.

(e)                  Seqi Olivine

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequinner Olivine property in Southern Greenland.

During the year ended June 30, 2004, the Company entered into an agreement with Minelco AB (“Minelco”), a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Seqi project. The Company was responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco covered related costs. The BFS was completed and approved by the Minelco Board during fiscal 2004.

During fiscal 2005, the Company disposed of its entire interest in the Seqi Project to Minelco AB resulting in a gain on disposal of $9,686,000. The sale price consisted of a cash payment of $10 million paid upon closing and a 17-year royalty agreement based on tonnage produced. Under the terms of the royalty agreement, the Company is entitled to an annual minimum royalty of $1 million in the third through fourteenth year of commercial production of the Seqi Project, subject to certain conditions. The royalty will be recorded in the period it is earned and payable.

(f)                     Daguma Coal Project

On June 22, 2006, the Company entered into an option agreement with Daguma Agro-Minerals Inc (“DAMI”) in order to obtain the exclusive option to acquire the Daguma Coal Project by acquiring 95% of the shares of DAMI. At June 30, 2006, the Company has paid a non-refundable option fee of $150,000 in cash. To exercise the option, the Company must pay an amount of $2 million in cash and $8 million in shares of the Company, which entitles the Company to 50% shareholding in DAMI and an option to purchase an additional 45% of the shares in DAMI for $3.75 million in cash and $10 million in the Company’s shares.

(g)                 Tandic Gold Prospect

On June 25, 2006, the Company entered into a Memorandum of Agreement with Plethora Mining Corporation (“PMC”) in order to acquire interest and participation over the Tandic project. As of June 30, 2006 the Company has paid an option fee of $100,000 to PMC. The Company must spend a minimum of $400,000 including the option fee to finance technical exploration works on the project within a period of 24 months, upon which the Company shall earn 20% of the project. The Company must then spend a further $600,000 within 36 months to have earned 50% in the project. The Company has the option to pay an additional $6.6 million to earn 80% in the project. If PMC becomes diluted to 10%, it has the option to convert its residual holding in the project into a Net Smelter Royalty of 2%, or into shares of the Company at a stock price based upon average trading over a period of 20 days prior to the exercise of the option.

9.                       RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its active properties. The carrying value of obligations relating to active properties is $1,717,000 (2005 - $570,000). Significant reclamation and closure cost activities include land rehabilitation and reforestation, demolition of buildings and mine facilities, fencing, ongoing care and maintenance and other costs.

The undiscounted value of the reclamation and closure cost obligation at June 30, 2006 is $3,165,000 (2005 - $1,077,000). An accretion expense component of $49,000 (2005 - $59,000) has been charged to operations in 2006 to reflect an increase in the carrying amount of the Nalunaq mine asset retirement obligation which has been determined using a discount rate of 8.5%.

Movements in the reclamation and closure cost balance during the year are as follows:

	2006	2005

Balance, beginning of period	$570	$574
Arising from Lefa	1,051	—
Arising from Masara	13	—
Interest accretion	49	59
Additions to future site reclamation costs	5	2
Effect of translation of foreign currency	29	(65)
Balance, end of period	$1,717	$570

Current portion	$221	$—
Long-term portion	1,496	570
Balance, end of period	$1,717	$570

10.                CONVERTIBLE BONDS

(a)                 6% convertible bonds

On December 15, 2005 the Company issued through a private placement directed towards institutional investors, Norwegian Kroner (“NOK”) 1,320 million ($194.5 million) five-year senior convertible bonds. The bonds were issued in denominations of NOK500,000 and rank pari passu among themselves. After deducting financing costs of NOK53.3 million (US$7.8 million) net proceeds were NOK1,266.7 million (US$186.7 million).

These bonds bear a 6% coupon, payable annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK11.00 per share. The maximum number of shares that may be issued on conversion is 120 million. In the period from issue until June 30, 2006, 45,454 shares were issued following conversion of bonds. If the bonds are not converted, the principal portion is fully repayable in NOK on December 15, 2010.

Interest expense on the convertible bond totalling $6.6 million (2005 - $Nil, 2004 - $Nil) has been charged to profit and loss for the year ended June 30, 2006. No interest payments have been made during the year ending June 30, 2006.

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability. As at June 30, 2006, deferred financing costs amounted to $7,001,000.

The convertible bonds at June 30, 2006 have been segregated into their debt and equity components as follows:

	June 30, 2006	June 30, 2005

Equity component	$15,607	$—
Debt component	194,567	—

Over the term of the debt obligation, the debt component is accreted to the face value of the instrument by recording an additional interest expense. The Company estimates that the fair value of the debt component of the 6% convertible bonds is $181.6 million at June 30, 2006.

(b)                 9% convertible bonds

On September 8, 2003, the Company issued through a private placement, NOK120 million (US$16.4 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5 million ($1.1 million), net proceeds were NOK111.5 million ($15.3 million).

Included in interest and finance charges for the year ended June 30, 2005 are interest and finance charges relating to the bond financing and negotiated conversion of 22,250,000 convertible bonds which took place in October, 2004. The Company paid $1.2 million to its convertible bondholders to induce them to convert their position. This cost is reflected in the results for that year. Without these conversions, interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds.

These bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue until June 30, 2006, 28,555,553 shares were issued following conversion of bonds. If the remaining bonds were not converted, the principal portion was fully repayable in NOK on September 8, 2006. The remaining bonds were converted on August 28, 2006.

Interest expense on these convertible bonds totalling $0.3 million (2005 - $0.6 million, 2004 - $1.1 million) has been charged to profit and loss for the year ended June 30, 2006. To date interest payments of $975,000 have been made on these convertible bonds. The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability. As at June 30, 2006, deferred financing costs amounted to $18,000.

The convertible bonds at June 30, 2006 have been segregated into their debt and equity components as follows:

	June 30, 2006	June 30, 2005

Equity component	$69	$76
Debt component	2,933	3,113

Over the term of the debt obligation, the debt component is accreted to the face value of the instrument by recording an additional interest expense. The Company estimates that the fair value of the 9% convertible bonds approximates carrying value at June 30, 2006.

11.                OTHER LONG-TERM DEBT

Other long-term debt comprises:

	June 30, 2006	June 30, 2005

9.5% bonds (a)	$23,828	$22,868
March 2006 bonds (b)	101,630	—
Other long-term obligations	535	—
	$125,993	$22,868

(a)                 9.5% bonds

On October 27, 2004, the Company issued through a private placement a $23.4 million (NOK150 million) five-year Senior Unsecured Bond Issue. The bonds were issued in denominations of NOK500,000 and rank pari passu. After deducting financing costs of $748,000, net proceeds were $22.7 million.

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears. The loan was drawn down on October 27, 2004 and will be repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

Interest expense on the bonds totalling $2.2 million (2005 - $1.5 million, 2004 - $Nil) has been charged to profit and loss for the year ended June 30, 2006. To date interest payments of $2.3 million have been made.

The finance costs associated with the issue of the bonds are held as deferred financing costs and being amortized over the period of the liability. As at June 30, 2006, deferred financing costs amounted to $547,000. The Company estimates that the fair value of the 9.5% bonds approximates their carrying value at June 30, 2006.

(b)                 March 2006 bonds issuance

On March 30, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $101.6 million, comprising a USD tranche of $50 million and a NOK tranche of NOK325 million, approximately $51.6 million. After deducting financing costs of $2.8 million, net proceeds were $98.8 million.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest of 3 month NIBOR + 5.0% per annum. Interest on these bonds is payable quarterly, they have a 5 year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%.

Interest on the bonds totalling $2.3 million (2005 - $Nil, 2004 - $Nil) has been capitalised to the Lefa project for the year ended June 30, 2006. To date interest payments of $1.3 million have been made.

The finance costs associated with the issue of the bonds are held as deferred financing costs and are being amortized over the period of the liability. As at June 30, 2006, deferred financing costs amounted to $2.7 million. The Company estimates that the fair value of the March 2006 bonds approximates their carrying value at June 30, 2006.

The bonds are collateralized by a pledge over all the shares of Crew’s wholly owned subsidiary Guinor Gold Corporation. Crew undertakes not to raise any new debt which results in the Company exceeding certain specified financial ratios, nor raise any new debt in Guinor. In addition, Crew also agreed not to make any dividend payments or other distributions to its shareholders that will constitute more than, on a consolidated basis, 50% of Crew’s net profit after taxes for the previous financial year (other than in respect of certain qualified divestitures of non-gold assets).

12.                  INCOME TAXES

Future income tax assets and liabilities arise at June 30 from the following:

	2006	2005

Future income tax assets
Investments	$—	$213
Loss carry-forwards	28,262	15,887
Financing/share issue expenses	577	—
Other	2,551	3,043
	31,390	19,143
Valuation allowance	(31,390)	(19,097)
Future income tax assets	—	46

Future income tax liabilities
Mineral property plant and equipment	(134,648)	(2,763)

Future income tax liabilities	(134,648)	(2,763)
Future income tax liabilities, net	$(134,648)	$(2,717)

A reconciliation of the provision for (recovery of) income taxes is as follows:

	2006	2005	2004
Recovery of income taxes based on statutory tax rate of 30% (2005 - 32%)	$(11,211)	$(2,869)	$(946)
Add (deduct)
Different tax rates in foreign jurisdictions	(148)	212	(636)
Non-taxable equity loss of affiliates	(249)	(90)	—
Other	(1,196)	207	—
Tax effect of losses not recognized	11,970	2,588	1,582
(Recovery of)/provision for income taxes	$(834)	$48	$—

As at June 30, 2006, the Company was a deemed resident of the United Kingdom for U.K. tax purposes and the Company has provided for income taxes on this basis. Future income tax assets and liabilities are computed based on using the enacted U.K. and local country tax rates expected to be in effect when the temporary differences reverse. The Company has established reserves and accruals for tax liabilities that reflect the likely outcome of all material tax matters.

As at June 30, 2006, the Company and its subsidiaries have trading losses carried forward for income tax purposes as outlined in the table below that may be applied to reduce the future taxes payable.

	2006	Expiring

United Kingdom	$21,210	2011
Greenland	20,190	2011
Norway	22,812	Indefinite
Philippines	6,492	2007 - 2009
Guinea	23,820	2007 - 2011
Total	$94,524

13.                               SHARE CAPITAL

(a)                                  The authorized share capital at June 30, 2006 is 1,000,000,000 common shares without par value (2005 - 500,000,000 common shares without par value).

(b)                                 Details of changes in the issued share capital are as follows:

	Number of shares	Amount

Balance, June 30, 2004	151,119,849	$116,467
Issued on conversion of convertible bonds (c)	22,666,666	12,930
Issued for cash on exercise of stock options and warrants	2,450,000	1,896
New shares issued for cash	17,600,000	20,784
Balance, June 30, 2005	193,836,515	152,077
Issued on conversion of convertible bonds (c)	462,120	327
Issued for cash on exercise of stock options and warrants (d)	1,250,000	516
New shares issued for acquisition (e)	7,836,908	14,979
New shares issued for cash (f)	161,061,557	232,158
Balance, June 30, 2006	364,447,100	$400,057

(c)                                  As detailed in Note 10 (b) to these financial statements, the Company issued convertible bonds on September 8, 2003. The following table summarizes the share issues arising on conversion of bonds between the date of issue and June 30, 2006. These bonds are denominated in NOK and their issue price is calculated with reference to the prevailing exchange rate on the date of conversion.

Date of share issue	Number of shares	Issue price	Amount

September 24, 2003	1,111,111	$0.51	$566
November 12, 2003	833,333	0.50	421
March 11, 2004	1,111,111	0.51	565
April 2, 2004	2,416,666	0.53	1,275
Total converted to June 30, 2004	5,472,221	0.52	2,827
July 4, 2004	416,666	0.52	217
November 2, 2004	22,250,000	0.57	12,713
Total converted to June 30, 2005	28,138,887	0.56	15,757
May 17, 2006	416,666	0.59	246
Total converted to June 30, 2006	28,555,553	$0.56	$16,003

As detailed in Note 10 (a) to these financial statements, the Company issued convertible bonds on December 15, 2005. Following a conversion exercise by bond holders, 45,454 shares were issued on May 2, 2006 at an issue price of $1.78 for an amount of $81,000. These bonds are denominated in NOK and their issue price is calculated with reference to the prevailing exchange rate on the date of conversion.

(d)                                 The following table summarizes the share issues arising on exercise of stock options and warrants during the year ended June 30, 2006:

Date of issue	Number of shares	Issue price (CDN$)	Amount (CDN$)

Stock options

July 22, 2005	1,150,000	$0.50	$577
March 23, 2006	100,000	0.50	50
Total converted in year	1,250,000	$0.50	$627

(e)                                  As detailed in Note 3 (b) to these financial statements, the Company issued 7,836,908 shares at $1.91 per share for the acquisition of the remaining 15% of SMD on June 30, 2006. The aggregate value of the shares issued was $15.0 million including expenses of the issue of $24,000.

(f)                                    On September 2, 2005, the Company concluded a private placement of 19.45 million common shares at $1.62 per share for aggregate net proceeds of $30.2 million after expenses of the issue of $1.3 million.

As described in Note 3 (b), on December 2, 2005, the Company concluded a private placement in respect of the acquisition of Guinor Gold Corporation of 109,311,557 common shares at $1.33 per share (NOK9) for aggregate net proceeds of $139.8 million after expenses of the issue of $5.9 million.

On April 5, 2006, the Company concluded a private placement of 32.3 million common shares at $2.01 per share (NOK13) for aggregate net proceeds of $62.2 million after expenses of the issue of $2.8 million.

(g)                                 The Company has a share option plan which authorizes the Company’s directors to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant and vest over 18 months. At June 30, 2006, there were 12,727,667 options available for grant under the plan.

A summary of the Company’s options at June 30, 2006 and 2005 and the changes for the two years ending June 30, 2006 is presented below:

	Options outstanding
	Number of shares	Weighted average exercise price (CDN$)

Balance, June 30, 2004	6,905,000	$0.72
Granted	500,000	1.31
Exercised	(2,450,000)	0.77
Cancelled	(500,000)	1.02
Balance, June 30, 2005	4,455,000	0.72
Granted	5,935,000	1.75
Exercised	(1,250,000)	0.45
Balance, June 30, 2006	9,140,000	$1.43

The following table summarizes outstanding and exercisable share options at June 30, 2006:

Options outstanding	Options exercisable	Expiry date	average exercise price (CDN$)	Remaining contractual life (years)
500,000	500,000	November 2, 2007	$0.33	1.33
300,000	300,000	March 6, 2007	0.40	0.67
500,000	500,000	July 22, 2008	0.42	2.00
200,000	200,000	August 12, 2008	0.55	2.17
275,000	275,000	October 23, 2008	0.84	2.33
250,000	250,000	March 10, 2009	1.20	2.67
680,000	680,000	June 26, 2008	1.33	2.00
250,000	250,000	October 6, 2009	1.28	3.25
250,000	166,667	February 10, 2010	1.35	3.60
1,440,000	960,000	August 2, 2010	1.85	4.10
400,000	133,333	December 9, 2010	1.50	4.40
3,495,000	—	March 9, 2011	1.74	4.67
600,000	—	June 29, 2011	1.74	5.00
9,140,000	4,215,000		$1.43	3.68

Share purchase options with a fair value of $3.7 million were granted in fiscal 2006 (2005 - $149,000, 2004 - $563,000) and the related stock-based compensation is charged to operations over the vesting period resulting in compensation expense of $1.8 million for the year ended June 30, 2006 (2005 - $326,000, 2004 - $308,000). Stock-based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 53% (2005 - 64%, 2004 - 67%), an annual risk free interest rate of 3.80% (2005 - 3%, 2004 - 3%) and expected lives of three years (2005 - three to five years, 2004 - three years).

14.                               CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment comprises:

	2006	2005
Cumulative effect of unrealized losses on foreign exchange translation in prior periods	$1,663	$1,275
(Decrease)/increase in unrealized gain on translation of net assets in Barberton (Note 5)	(1,082)	98
Increase for reversal of portion of translation adjustment related to disposals and dilution of interest in Metorex	—	290
Cumulative unrealized losses on foreign exchange translation at end of year	$581	$1,663

This balance represents the net unrealized foreign currency translation gains and losses on the Company’s net investment in Barberton and the effect of the change in functional and reporting currency to the U.S. dollar on July 1, 2004.

15.                               COMMITMENTS

The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

	2006	2005

Within one year	$369	$218
Years two to five	—	—
	$369	$218

As at June 30, 2006, the Company has capital commitments with respect the Lefa project amounting to $41,081,000. These are all to be incurred within the year ending June 30, 2007.

The Company has exercised an option agreement with Altai Philippines Mining Corporation (“APMC”) in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of $50,000 per year for the next year, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of mineral ore per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for $750,000, prior to February 4, 2007, or for $1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

16.                               CONTINGENCIES

(a)                                  As a condition for obtaining the mining license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments, which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

(b)                                 The Company received notice of a claim in the amount of approximately $1.3 million from Fednav International (“Fednav”), the shipping company contracted to ship gold ore from Nalunaq Gold Mine to Aviles in Spain for processing. Fednav claim that one of their vessels sustained severe hull damage on leaving the Greenlandic Port as a result of contact with an unknown object. Following a review of nautical and other evidence, management believes that there are substantial defences to the claim. The amount of ultimate loss, if any, is not presently determinable.

(c)                                  The Company has been named as a defendant in certain other actions incurred in the normal course of business, none of which management believes will result in a material impact on the results of operations or financial position.

17.      CASH FLOW STATEMENT INFORMATION

(a)                                            Change in non-cash operating working capital items

	2006	2005
Increase in
Accounts receivable	$(947)	$(2,931)
Inventories	(14,012)	(2,496)
Prepaid expenses	(642)	(316)
Increase in
Accounts payable and accrued liabilities	861	3,800
	$(14,740)	$(1,943)

(b)                                            Supplemental disclosure of cash flow information

	2006	2005

Cash payments for interest	$4,544	$2,149
Cash payments for income taxes	24	22

(c)                                             Non-cash investing and financing activities

	2006	2005

Conversion of convertible bonds into shares	$246	$12,930
Issue of shares on acquisition of 15% of SMD	15,002	—
Receipt of shares on disposal of Hwini-Butre	5,000	—

18.      RELATED PARTY TRANSACTIONS

The Company paid net management fees during the year ended June 30, 2006 of $397,000 (2005 - $453,000, 2004 - $357,000) and a bonus of $100,000 (2005 - $Nil, 2004 - $Nil) to a company controlled by the President and CEO of the Company. As at June 30, 2006, this controlled company was owed $Nil in respect of services rendered in respect of fiscal 2006 (June 30, 2005 - $6,000).

During the year ended June 30, 2006, law firms of which directors of the Company were partners received legal fees of $903,000 from the Company (2005 - $140,000, 2004 - $190,000). During the year ended June 30, 2006, a recruitment firm controlled by a director of the Company received fees of $64,000 from the Company (2005 - $108,000, 2004 - $82,000).

19.                               SEGMENTED INFORMATION

The Company manages its operations by geographical location. Following the commencement of commercial mining operations at Nalunaq during July 2004 and the acquisitions of Guinor and Apex during the year ending June 30, 2006, management considers the Group to be operating in geographical segments. These reportable operating segments are summarised in the table below;

	Year ended June 30, 2006
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total

Mineral sales	$11,898	$26,055	$—	$—	$37,953
Depletion and depreciation	(2,782)	(6,926)	(54)	—	(9,762)
Interest revenue	86	32	65	1,679	1,862
Interest and finance costs	(91)	(452)	(10)	(12,539)	(13,092)
(Loss)/earnings from operations	(861)	(8,642)	(513)	(25,580)	(35,596)
Inter-segment charges	—	(2,736)	—	2,736	—
Additions to capital assets	71,492	5,294	13,783	751	91,320
Segment assets	599,529	74,110	33,530	97,499	804,668

	Year ended June 30, 2005
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total

Mineral sales	$—	$20,366	$—	$—	$20,366
Depletion and depreciation	—	(5,632)	—	—	(5,632)
Interest revenue	—	23	—	179	202
Interest and finance costs	—	(402)	—	(4,180)	(4,582)
(Loss)/earnings from operations	—	(13,684)	(440)	5,159	(8,965)
Inter-segment charges	—	(1,867)	—	1,867	—
Additions to capital assets	—	7,391	47	(9)	7,429
Segment assets	—	66,677	179	48,888	115,744

	Year ended June 30, 2004
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total

Mineral sales	$—	$—	$—	$—	$—
Depletion and depreciation	—	—	—	—	—
Interest revenue	—	—	—	635	635
Interest and finance costs	—	(57)	—	(1,714)	(1,771)
(Loss)/earnings from operations	—	(380)	—	(2,479)	(2,859)
Inter-segment charges	—	(1,428)	—	1,428	—
Additions to capital assets	—	21,527	—	—	21,527
Segment assets	—	59,451	—	15,374	74,825

20.                  OTHER ASSETS

Other assets consist of:

	2006	2005
Security deposit (Note 7)	$1,120	$1,077
Deferred financing costs (Notes 10 and 11)	10,217	732
Other	2,137	387
	$13,474	$2,196

21.                  FINANCIAL INSTRUMENTS

(a)                 Credit risk

The Company’s credit risk is primarily attributable to receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company’s management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

(b)                               Foreign currency and commodity risk

The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In addition, the Company is exposed to risk due to changes in the gold price. The Company does not currently use derivative instruments to manage these risks.

22.                               SUBSEQUENT EVENTS

Bond Conversion

As detailed in Note 10 (b) to these financial statements, the Company issued convertible bonds on September 8, 2003. Following a conversion exercise by the remaining bond holders, 4,777,780 shares were issued on August 28, 2006 at NOK3.60 each.

23.                               RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from United States generally accepted accounting principles (“U.S. GAAP”). The differences between Canadian and U.S. GAAP and the effect of those differences on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

	2006	2005

Total assets under Canadian GAAP	$804,668	$115,744
Decrease in Nalunaq mineral property interest due to expensing of exploration costs (a)	(29,363)	(27,301)
Decrease in other mineral property interests due to expensing of exploration costs (a)	(2,488)	(1,233)
Decrease in Nalunaq mineral property interest due to additional depletion (b)	(1,284)	(1,190)
Decrease in Lefa mineral property interest due to additional depletion (b)	(2,109)	—
Decrease in investment in Barberton Mines Ltd. due to expensing of exploration costs (a)	(184)	(105)
Decrease in investment in Masara property under development due to expensing of exploration costs (a)	(3,523)	—
Increase in carrying value of Golden Star Resources Limited (j)	685	—
Effect of application of foreign exchange translation on U.S. GAAP balances
Barberton Mines Ltd.	(692)	(692)
Other assets	(12)	(132)
Effect of different treatment of hedging activities (f)	1,122	1,164
Total assets under U.S. GAAP	$766,820	$86,255

Total liabilities under Canadian GAAP	$502,718	$42,450
Reduction of future tax liability related to expensing of exploration costs (a)	(2,570)	(2,569)
Reduction in future tax liability related to additional depletion (c)	(572)	—
Reduction of non-controlling interest due to expensing of exploration costs (a)	—	(940)
Increase in convertible bonds (h)	14,846	30
Effect of fair value adjustment on liability stock option awards (g)	6,741	—
Total liabilities under U.S. GAAP	$521,163	$38,971

Total shareholders’ equity under Canadian GAAP	$301,950	$73,294
Cumulative adjustment to mineral property interests and equity investees, net of future income taxes and non-controlling interest due to expensing exploration costs (a)	(35,809)	(26,320)
Effect of different treatment of the Golden Star Resources Limited available-for-sale investment on cumulative other comprehensive income (j)	685	—
Effect of fair value revaluation on liability stock option awards (g)
Equity	(227)	—
Cumulative deficit	(6,514)	—
Reduction due to convertible bonds (h)
Equity component of convertible bonds	(15,676)	(76)
Deficit	830	246
Debt transferred to share capital on conversion	—	(200)
Effect of application of foreign exchange translation on
Deficit	(12)	(132)
Cumulative other comprehensive income	(692)	(692)
Effect of different treatment of hedging activities (f)	1,122	1,164
Total shareholders’ equity under U.S. GAAP	$245,657	$47,284

Consolidated Statements of Loss

	2006	2005	2004

Net loss under Canadian GAAP	$(35,596)	$(8,965)	$(2,859)
Effect of mining exploration expenditures expensed in current period on: (a)
Equity earnings from Barberton Mines Ltd.	(79)	(29)	(76)
Mineral exploration expense, net of tax	(4,778)	(2,258)	(11,016)
Effect of different treatment of the Metorex consolidation of interests on loss on investment in Metorex Limited (c)	—	(65)	(45)
Revised depletion of Nalunaq mineral property interests (b)	662	1,624	—
Additional depletion of Lefa mineral property, net of tax (b)	(1,537)	—	—
Stock compensation expense (g)	—	326	308
Effect of fair value adjustment on liability stock option awards (g)	(1,237)	—	—
Effect of different treatment on sale of Nalunaq development stage ore (d)	—	—	3,512
Effect of translation on revised US GAAP future income tax liability (a) (b)	(248)	223	3
Loss on investment in Metorex Limited (c)	—	(497)	(352)
Provision for impairment of investment in Asia Pacific Resources (e)	—	166	(2,078)
Effect of different treatment of hedging activities (f)
Equity earnings from Barberton Mines Ltd.	(42)	213	951
Accretion of convertible bonds (h)	584	97	149
Effect of change in functional currency to U.S. dollars	—	165	(343)
Adjustment to provision for non-controlling interest (a)	(940)	(1,916)	—

Net loss under U.S. GAAP before cumulative effect of change in accounting principle	(43,211)	(10,916)	(11,846)
Cumulative effect on prior years of changing method of accounting for stock-based compensation (g)	(5,277)	—	—
Net loss under U.S. GAAP	(48,488)	(10,916)	(11,846)

Other comprehensive income
(Decrease) increase in unrealized gain on translation of net assets in Barberton	—	(229)	682
Adjustment for unrealized gains on available-for-sale investments (c) (e) (i)	685	312	2,806
	685	83	3,488
Comprehensive net loss under U.S. GAAP	$(47,803)	$(10,833)	$(8,358)
Net loss per share under U.S. GAAP - basic and diluted	$(0.17)	$(0.07)	$(0.08)
Weighted average number of shares outstanding under U.S. GAAP - basic and diluted	281,543,480	167,424,369	143,324,571

Consolidated Statements of Cash Flows

	2006	2005	2004
Cash flows from operating activities under Canadian GAAP	$(29,547)	$(15,307)	$(4,042)
Reclassification of exploration expenditures (b)	(6,596)	(2,415)	(7,580)
Cash flows from operating activities under U.S. GAAP	$(36,143)	$(17,722)	$(11,622)

Cash flows from financing activities under Canadian GAAP	$516,553	$46,451	$18,917
Cash flows from financing activities under U.S. GAAP	$516,553	$46,451	$18,917

Cash flows from investing activities under Canadian GAAP	$(443,734)	$4,514	$(18,947)
Reclassification of exploration expenditures (b)	6,596	2,415	7,580
Cash flows from investing activities under U.S. GAAP	$(437,138)	$6,929	$(11,367)

(a)                               Deferred exploration costs

Under U.S. GAAP, exploration costs related to mineral properties are expensed until proven and probable reserves, as defined by SEC Industry Guide 7, and identified. The Company has determined that the mineral resources identified on the Nalunaq producing property, and other exploration stage properties do not meet this definition.

In March 2002, the Emerging Issues Committee issued Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. In accordance with this guidance, under Canadian GAAP the Company capitalizes all costs related to the acquisition and exploration of mineral properties until either commercial production is established or a property is abandoned.

The revised carrying value of exploration costs under US GAAP also results in a reduction of the non-controlling interest and future income tax liability relating to these expenditures and a corresponding adjustment to the foreign exchange gain or loss on that future tax liability.

(b)                               Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated on a unit of production basis over proven and probable reserves, including a portion of resources management identifies as having a very high potential to be converted to reserves, whereas under US GAAP, depletion expense is calculated over proven and probable reserves only.

(c)                                Carrying value of the investment in Metorex Limited

In 2000, under U.S. GAAP, the Company accounted for a consolidation of interests held by Metorex Limited (“Metorex”), a former equity investee, in accordance with the principles outlined in EITF 98-7, “Accounting for Exchanges of Similar Equity Method Investments”. Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain and a higher carrying value for the investment in Metorex.

The different carrying values for Metorex, as a result of the different treatment of the consolidation of interests in 2000, have also resulted in a different cumulative translation adjustment, included in other comprehensive income, under US GAAP. During the year ended June 30, 2006, $Nil (2005 - $65,000, 2004 - $45,000) of this difference was recognized as a component of net loss under US GAAP as an additional foreign exchange loss realized on the disposal of Metorex.

In the year ended June 30, 2003 the Company began accounting for the investment in Metorex as a short-term investment, which is carried at the lower of cost or market value under Canadian GAAP. Under US GAAP, the investment in Metorex was therefore accounted for as an available-for-sale investment in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. As a result, an amount of $Nil (2005 - $497,000, 2004 - $352,000) is recognized on the income statement under US GAAP, which represents the portion of the prior unrealized losses now realized as a result of the sale of Metorex shares.

During 2005, the Company disposed of its investment in Metorex resulting in no US GAAP difference recorded during 2006.

(d)                               Pre-production revenue

Under U.S. GAAP pre-production revenue from the sale of ore along with the associated direct costs should be recorded in the statement of loss. Under Canadian GAAP such amounts are generally recorded as a reduction of mine development costs.

(e)                                Investment in Asia Pacific Resources

Under U.S. GAAP, the Company accounted for its investment in Asia Pacific Resources in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. In accordance with this standard, this investment was classified as available-for-sale and was carried at its market value with the unrealized loss being included as a separate component of shareholders’ equity.

Under Canadian GAAP the Company accounted for the investment in Asia Pacific as a short-term investment, which was carried at the lower of cost or market value. Therefore, the unrealized loss on this investment of $1,912,000 as at June 30, 2003 was recognized on the income statement under Canadian GAAP, but was included in a separate component of shareholders’ equity under US GAAP.

The Company sold its investment in Asia Pacific during 2004 and 2005 resulting in no current year US GAAP difference.

(f)                                   Financial instruments

In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133 and which do not qualify for the exemption for “normal purchase” or “normal sale” transactions, on the balance sheet as assets or liabilities. The gain or loss that results from revaluing derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income. Under Canadian GAAP, the Company’s derivatives, which are held by Metorex Limited and Barberton Mines Ltd., are designated as hedges of future revenues, except for those derivatives which did not meet the criteria for treatment as hedging instruments as outlined in CICA Accounting Guideline 13, “Hedging Transactions”. Unrealized gains or losses on the latter derivatives are credited or charged to income each period. Gains and losses on derivative contracts which do qualify as hedging instruments under Canadian GAAP are recorded in the period the related hedged item is settled.

(g)                               Stock-based compensation

As described in Note 2 (l), under Canadian GAAP, the Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, with effect from July 1, 2003. The fair value of all stock-based awards granted is estimated using the Black-Scholes model and is recorded in the statement of operations over the vesting periods.

The Company previously adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at the quoted market value of the Company’s common shares at the date of the grant, there was no compensation cost recognized by the Company.

Effective July 1, 2004, the Company adopted the disclosure-only provisions of SFAS No. 123 and continued to measure the compensation cost of employees in accordance with APB No. 25.

As of July 1, 2005, the Company adopted the modified prospective application method of accounting for stock-based compensation, as required by SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. SFAS No. 123(R) also requires stock-based compensation which qualifies as a liability award to be remeasured to fair value each reporting period and compensation cost recognized over the period that an employee provides service in exchange for the award.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS No. 123 for US GAAP purposes for all stock options issued to directors, officers and employees in the years ended June 30:

	2005	2004

Net loss for the year under U.S. GAAP	$(10,916)	$(11,846)
Additional stock based compensation cost	(326)	(397)
Pro forma net loss	$(11,242)	$(12,243)
Pro forma basic and diluted loss per share	$(0.07)	$(0.08)

The additional stock-based compensation costs in the above table were determined using a Black-Scholes option pricing model assuming no dividends are to be paid and the following weighted-average assumptions:

	2005	2004

Expected life (years)	3 to 5	3
Expected volatility	64%	67%
Risk-free interest rate	3.0%	3.0%

The US GAAP difference in the calculation of the 2004 and prior pro forma additional stock compensation cost relates to the impact of stock options issued in years prior to July 1, 2003 which are not recorded under Canadian GAAP but which vested in 2004 and are therefore included in the pro forma calculation for US GAAP purposes.

(h)                               Convertible bonds

As described in Note 10, the Company’s 6% and 9% convertible bonds are denominated in NOK and convertible into a fixed number of shares at the option of the holder.

Under Canadian GAAP, the convertible bonds have been segregated into their liability and equity components and measured at their respective fair values at the date of issues. Over the term of the debt obligation, the liability component is accreted on a straight-line basis to the face value by recording additional interest expense.

Under US GAAP, the convertible bonds are recorded entirely as debt with no portion segregated as an equity component. Additionally, the conversion feature is not bifurcated from the host contract and separately accounted for as a derivative instrument.

On April 19, 2007, the FASB issued proposed Statement 133 Implementation Issue No. C21, Whether Options (Including Embedded Conversion Options) Are Indexed to both an Entity’s Own Stock and Currency Exchange Rates (the proposed Implementation Issue), for comment. Comments were due on May 24, 2007. The proposed Implementation Issue proposes that an option to acquire a fixed number of an issuer’s equity shares with an exercise price other than the issuer’s functional currency (including a conversion option embedded in foreign-currency-denominated convertible debt instrument) shall be considered dual-indexed to both the issuer’s own stock and foreign exchange rates and, thus, does not meet the requirements for the scope exception in paragraph 11(a) of Statement 133. Upon adoption of the proposed Implementation Issue, if an entity determines than an embedded conversion option that was not separately accounted for as a derivative instrument is required to be bifurcated, the difference between (1) the aggregate carrying amount of the embedded conversion option and the debt host immediately after initial application and (2) the carrying amount of the convertible debt instrument immediately prior to initial application, is recognized as a cumulative effect adjustment to the opening balance of retained earnings. The effective date of the proposed Implementation Issue for all financial instruments and other transactions accounted for prior to the first fiscal quarter beginning after the Board-cleared guidance is posted to the FASB website, is proposed to be the beginning of the reporting entity’s fiscal year beginning after the Board-cleared guidance is posted to the FASB website. The proposed Implementation Issue indicates that early application is not permitted.

The FASB deferred making a decision on confirming their tentative conclusion in the proposed Implementation Issue and asked that it be subsumed into a new EITF issue that is expected to be discussed in September 2007. If the proposed Implementation Issue is issued as proposed, the Company may be required to bifurcate the embedded conversion option from the host contract and account for it separately as a derivative instrument.

(i)                                  Investment in Golden Star Resources Limited

As disclosed in Note 6, the Company acquired an investment in Golden Star in 2005. Under Canadian GAAP, the Company accounts for the investment in Golden Star as a short-term investment, which is carried at the lower of cost and market value.

Under US GAAP, the Company is required to account for its investment in Golden Star in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. In accordance with this standard, this investment is classified as available-for-sale and is carried at its market value with the unrealized gain being included as a separate component of other comprehensive income.

Therefore, the unrealized gain on this investment of $685,000 as at June 30, 2006 is included as a separate component of other comprehensive income under US GAAP.

(j)                                   Recently issued accounting standards

In May 2005, the FASB issued FAS 154 - Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position and results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB statement 133 and 140 (“SFAS 155”). This Statement simplifies accounting for certain hybrid financial statements by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity (“SPE”) may hold, with any changes in fair value recognized to earnings. SFAS 155 is effective for all financial instruments acquired or issued in the first fiscal year beginning after Sept. 15, 2006. The Company believes the adoption of SFAS 155 will not have a material impact on its results of operations.

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (“SFAS 158”). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. For public companies, this statement is effective for fiscal years ending after June 15, 2007. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 did not have a material impact on the Company’s financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company is currently evaluating the impact, if any, that the implementation SFAS 159 will have on the Company’s results of operations or financial position.